SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SEPTEMBER TRAFFIC GROWS 13% TO 10.8M CUSTOMERS

LOAD FACTOR RISES 1% TO 95% ON LOWER FARES

Ryanair, Europe's favourite airline, today (4 Oct) released September traffic statistics as follows:

●     Traffic grew 13% to 10.8m customers
●     Load factor rose 1% point to 95%
●     Rolling annual traffic to Sept grew 16% to 113.2m customers

	Sep 15	Sep 16	Change
Customers	9.5M	10.8M	+13%
Load Factor	94%	95%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's September traffic grew by 13% to 10.8m customers, while our load factor jumped 1% point to 95%, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.

As our recent guidance confirmed, we expect average fares to fall by between 10% to 12% in the 6 months to March 2017, so there's never been a better time to book a low fare flight on Ryanair. All customers who wish to book their summer 2017 holidays should do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."

ENDS

For further information
please contact:

Robin Kiely                               Piaras Kelly
Ryanair Ltd                              Edelman Ireland
Tel: +353-1-9451949                 Tel: +353-1-6789333
press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 October, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary